UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

VersaBank

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

92512J106

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92512J106	13G

1.	Names of Reporting Persons 340268 Ontario Limited
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 8,135,892 Common Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,135,892 Common Shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,135,892
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 29.6%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92512J106	13G

Item 1(a).	Name of Issuer:

VersaBank

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

140 Fullarton Street, Suite 2002
London, Ontario N6A 5P2

Canada

Item 2(a).	Name of Person Filing:

340268 Ontario Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office is 5093 Fountain Street North, P.O. Box 249, Breslau, Ontario N0B 1M0, Canada.

Item 2(c).	Citizenship:

Canada.

Item 2(d).	Title of Class of Securities:

Common Shares, no par value.

Item 2(e).	CUSIP Number:

The CUSIP number of the Commons Shares is 92512J106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

(a) Amount beneficially owned: 8,135,892 as of December 31, 2021

As of December 31, 2021, (i) 8,135,892 Common Shares were held by 340268 Ontario Limited directly and for which he has sole voting power. 340268 Ontario Limited beneficially owns all of these 8,135,892 Common Shares.

(b) Percent of class: 29.6%

The percentage of beneficial ownership is calculated based on 27,441,082 Common Shares issued and outstanding as of December 31, 2021, on an as adjusted basis after giving effect to the Corporation’s U.S. IPO, as disclosed in the Corporation’s prospectus supplement filed pursuant to General Instruction II.L. of Form F-10 (File No.333-259481), filed with the SEC on September 13, 2021.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 8,135,892

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 8,135,892

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2022

/s/ Patrick George
Name:	Patrick George
Title:	Director and President